UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

EXPLANATORY NOTE

On May 21. 2024, Amer Sports, Inc. (the “Company”) released its unaudited interim consolidated financial statements for the three months ended March 31, 2024, along with management’s discussion and analysis of financial condition and results of operations. Copies of the Company’s management’s discussion and analysis of financial condition and results of operations and unaudited interim consolidated financial statements are furnished hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

This Report on Form 6-K (including the information contained in Exhibits 99.1 and 99.2 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-276801) of the Company and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2024

99.2	Unaudited Interim Consolidated Financial Statements for the Three Months ended March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: May 21, 2024